PUNCHLINE ENTERTAINMENT INC.

55 Bloor Street E, Suite 1205
Toronto, Ontario, Canada M4W 1A9

Telephone and fax:  (416) 619-0611

January 8, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Shonda DeLong

Dear Sirs:

Re:

Post-Effective Amendment #1 to Form SB-2 on FormS-1 - File No. 333-146934

Further to your additional verbal comments regarding the above noted filing, we have today filed a revised post-effective amendment and respond as follows:

1.

We confirm that since October 17, 2008, the date that our registration statement on Form SB-2 became stale, no sales of the securities thereby registered have occurred.

2.

We have revised the number of shares being registered for resale pursuant to the post-effective amendment to 2,000,000 post-split shares of common stock.  On a pre-split basis, these shares were all registered in our original Form SB-2 filing, but were not sold when that registration statement was effective.

Yours truly,

/s/ Kathryn Kozak

Kathryn Kozak, President

PUNCHLINE ENTERTAINMENT INC.